ROCKET COMPANIES, INC.
1050 Woodward Avenue
Detroit, MI 48226

July 28, 2025

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Eric Envall

Re:	Rocket Companies, Inc. Registration Statement on Form S-4 File No. 333-286833 Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by Rocket Companies, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2025 and as amended on July 3, 2025 and July 25, 2025, be accelerated to July 30, 2025 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Christodoulos Kaoutzanis of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3445.

*****

Very truly yours,

By:	/s/ Tina V. John
	Name:	Tina V. John
	Title:	Corporate Secretary